Exhibit 99.1

LENOX WEALTH MANAGEMENT, INC.
8044 Montgomery Road, Suite 480
Cincinnati, Ohio 45236

April 13, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn: Thomas H. Siemers, Trustee
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Tom,

Lenox Wealth Management, Inc. (“Lenox”) received your letter dated April 9, 2010 in response to its March 26, 2010 offer and continues to remain interested in acquiring additional shares of First Franklin Corporation (“Franklin”) from The Franklin Savings and Loan Company Employee Stock Ownership Plan (the “ESOP”).

We are disappointed with your two week delay in responding to our offer because of the significant premium in share price the offer represents to ESOP participants, the persons to whom you owe fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

We believe that had you been truly interested in fulfilling your ERISA fiduciary duties, rather than simply delaying so you can vote the ESOP shares for yourself and Mr. Kuntz, and had you truly felt the need to obtain independent advice to evaluate our offer notwithstanding the obvious premium we are offering, you would have immediately done so, rather than waiting two weeks. Had you done so, we would now be in the process of discussing the closing, rather than the procedural aspects of our substantial offer.

Lenox offers to buy all shares of Franklin’s Common Stock (the “Franklin Shares”) owned by the ESOP at $15.00 per share. As of March 26, 2010 Lenox understood that an offer to purchase up to 209,495 Franklin Shares represented all of such shares. The proxy materials Franklin filed last week report that 214,551 Franklin Shares are owned by the ESOP. Consequently, Lenox’s offer extends to all 214,551 shares or whatever amount you identify as all Franklin shares owned by the ESOP, as the case may be.

Lenox’s offer remains subject to the pre-condition that it receive all required approvals from the Office of Thrift Supervision, including such approvals in connection with Lenox’s change in control filings. In response to your concerns regarding the timing of the receipt of such approvals and the Annual Meeting of Franklin Stockholders which we understand is currently scheduled for June 14, 2010 (the “Annual Meeting”),  this pre-condition requires your agreement to postpone the Annual Meeting until such approvals are obtained so that all Franklin Shares currently owned by the ESOP, including all proxies and voting rights related thereto, can be transferred Lenox so that it may vote all of such shares at such postponed meeting.

We remain willing to deposit the purchase price with a third party pending satisfaction of the aforementioned conditions.

We trust that you will be able to set aside any personal feelings and conflicts you might have so that you will be able to consider our offer solely in light of what is in the best interests of the ESOP participants.  If you do consider what is in the best interests of the ESOP participants, as ERISA requires you to do, we believe you will accept this offer without delay.  After all, the price we offer continues to represent an attractive premium, a conclusion which a reasonable advisor will undoubtedly render. Please reply by no later than 5:00 PM  on April 22, 2010.

If you have any questions and to discuss this matter, please do not hesitate to contact me at (513) 618-7080.  I look forward to your prompt response to Lenox’s offer.

Very truly yours, LENOX WEALTH MANAGEMENT, INC.

By:	/s/ Jason D. Long
Jason D. Long, Vice President